UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Preliminary Operating Results for Fiscal Year 2024

On February 5, 2025, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2024. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are thereby subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2024	3Q 2024	% Change Increase (Decrease) (Q to Q)	4Q 2023	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	26,451,994	15,491,590	70.75	18,242,110	45.01
	Cumulative	85,214,124	58,762,130	—	77,566,697	9.86
Net operating profit	Specified Quarter	1,030,013	2,357,551	(56.31)	245,675	319.26
	Cumulative	8,045,261	7,015,248	—	6,385,021	26.00
Profit before income tax	Specified Quarter	924,380	2,284,151	(59.53)	212,738	334.52
	Cumulative	6,985,247	6,060,867	—	6,120,151	14.14
Profit (Loss) for the period	Specified Quarter	658,688	1,596,039	(58.73)	174,308	277.89
	Cumulative	5,028,606	4,369,918	—	4,526,334	11.10
Profit attributable to shareholders of the parent company	Specified Quarter	682,932	1,613,946	(57.69)	218,322	212.81
	Cumulative	5,078,221	4,395,289	—	4,594,835	10.52

Notes: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
2)	KB Financial Group’s preliminary operating results for the fourth quarter of 2024 reflect certain communication with the Financial Supervisory Service regarding the application of IFRS 17. For comparison purposes, the figures for the third quarter of 2024 and the fourth quarter of 2023 have been restated retrospectively to reflect the application of such communication.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2024	3Q 2024	% Change Increase (Decrease) (Q to Q)	4Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	17,400,343	7,871,312	121.06	10,411,048	67.13
	Cumulative	51,497,328	34,096,985	—	45,032,120	14.36
Net operating profit	Specified Quarter	946,716	1,590,218	(40.47)	474,594	99.48
	Cumulative	5,398,865	4,452,149	—	4,327,990	24.74
Profit before income tax	Specified Quarter	871,999	1,565,802	(44.31)	447,856	94.71
	Cumulative	4,445,298	3,573,299	—	4,229,777	5.10
Profit for the period	Specified Quarter	612,944	1,072,126	(42.83)	344,200	78.08
	Cumulative	3,151,402	2,538,458	—	3,149,952	0.05
Profit attributable to shareholders of the parent company	Specified Quarter	633,869	1,112,032	(43.00)	406,127	56.08
	Cumulative	3,251,759	2,617,890	—	3,261,499	(0.30)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2024	3Q 2024	% Change Increase (Decrease) (Q to Q)	4Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,757,448	2,341,119	17.78	2,875,997	(4.12)
	Cumulative	10,832,031	8,074,583	—	11,585,140	(6.50)
Net operating profit (loss)	Specified Quarter	45,312	238,775	(81.02)	68,839	(34.18)
	Cumulative	780,786	735,474	—	680,154	14.80
Profit (Loss) before income tax	Specified Quarter	38,336	233,599	(83.59)	10,585	262.17
	Cumulative	748,633	710,297	—	492,761	51.93
Profit (Loss) for the period	Specified Quarter	37,745	173,149	(78.20)	22,483	67.88
	Cumulative	590,361	552,616	—	388,028	52.14
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	40,259	172,030	(76.60)	29,840	34.92
	Cumulative	591,153	550,894	—	395,015	49.65

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2024, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

Declaration of Cash Dividends by KB Financial Group

On February 5, 2025, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a cash dividend of KRW 804 per common share (total dividend amount of KRW 300,374,978,076, assuming the number of outstanding shares to be 373,600,719 shares).

The record date is February 28, 2025 (Korea local time), and in accordance with the Korean Commercial Code, the payment of such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group (the “AGM”). The date of the AGM will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The total dividend amount is subject to adjustment based on the actual number of outstanding shares as of the record date, following the acquisition of treasury shares by KB Financial Group as disclosed in the report on Form 6-K titled “Resolution for Acquisition of Treasury Shares” dated February 5, 2025.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the AGM.

Declaration of Cash Dividends by Kookmin Bank

On February 4, 2025, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 4,020 per common share, for a total dividend amount of KRW 1,625,604,046,320, subject to shareholder approval.

The record date is December 31, 2024, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 25, 2025.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

Declaration of Cash Dividends by KB Securities

On February 4, 2025, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 937 per common share, for a total dividend amount of KRW 280,000,000,000, subject to shareholder approval.

The record date is December 31, 2024, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 21, 2025. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending the results of the audit by KB Securities’ independent auditors and the approval at the annual general meeting of shareholders of KB Securities.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 5, 2025, KB Financial Group reported changes in its revenue and profit as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2024	FY 2023	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	85,214,123,573	77,566,697,334	7,647,426,239	9.86
- Net operating profit	8,045,261,241	6,385,020,922	1,660,240,319	26.00
- Profit from continuing operations before income tax	6,985,247,154	6,120,151,276	865,095,878	14.14
- Profit for the period	5,028,606,050	4,526,334,027	502,272,023	11.10
Primary reason for the change in revenue/profit	An increase in interest income, primarily due to an increase in the average balance of loan assets, as well as an increase in the profitability of insurance operations.
Other Financial Data
- Total assets	757,845,532,244	715,725,415,727
- Total liabilities	698,030,350,915	657,089,226,025
- Total equity	59,815,181,329	58,636,189,702
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	2,861.2	2,804.8

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.
4)

The preliminary operating results for fiscal year 2024 presented above reflect certain communications with the Financial Supervisory Service regarding the application of IFRS17. For comparison purposes, the figures for fiscal year 2023 have been restated retrospectively to reflect the application of such communications.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 5, 2025, KB Financial Group reported changes in the revenue and profit of Kookmin Bank as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2024	FY 2023	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	51,497,328,149	45,032,119,654	6,465,208,495	14.4
- Net operating profit	5,398,864,988	4,327,990,390	1,070,874,598	24.7
- Profit from continuing operations before income tax	4,445,298,292	4,229,776,591	215,521,701	5.1
- Profit for the period	3,151,401,505	3,149,952,039	1,449,466	0.0
Primary reason for the change in revenue/profit	An increase in interest income, primarily due to an increase in the average balance of loan assets, as well as decrease in provisions for credit losses.
Other Financial Data
- Total assets	562,887,179,524	530,012,853,218
- Total liabilities	524,859,859,741	493,464,125,722
- Total equity	38,027,319,783	36,548,727,496
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1,881	1,808

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 5, 2025, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2024	FY 2023	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	10,832,030,725	11,585,140,111	(753,109,386)	(6.50)
- Net operating profit	780,786,477	680,154,124	100,632,353	14.80
- Profit from continuing operations before income tax	748,633,013	492,761,458	255,871,555	51.93
- Profit for the period	590,360,820	388,027,837	202,332,983	52.14
Primary reason for the change in revenue/profit	An overall increase in key business sector performances.
Other Financial Data
- Total assets	63,390,535,353	61,266,919,886
- Total liabilities	56,502,205,677	54,970,887,868
- Total equity	6,888,329,676	6,296,032,018
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	461.3	421.7

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 5, 2025	By:	/s/ Sang Rock Na
(Signature)
Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer